Filed by Discovery, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Discovery, Inc.

Commission File No.: 001-34177

Date: February 24, 2022

The following communications were made to the public during Discovery, Inc.’s Fourth Quarter 2021 Earnings Call on February 24, 2022:

David Zaslav, President and Chief Executive Officer, Discovery, Inc.:

Good morning, everyone, and thank you all for joining us today during this incredibly exciting time for our company. Our fourth quarter capped off a strong 2021 as we near the finish line of our transaction with AT&T, to create the world’s most dynamic media entertainment company, Warner Bros. Discovery. Upon closed, Warner Bros. Discovery will stand on incredibly solid footing creatively and financially. This is a real company and we expect to deliver meaningful free cash flow over the near and long term.

... As a company, when we come together, we will stand on firm footing, look to benefit from both a very balanced business model and from the costs synergy tailwinds we expect to result from a merger, supporting our expected reduction in gross leverage to 3x or below within two years, starting from 4.5x lower net debt to EBITDA when we stand up the new company.

Our vision for Warner Bros. Discovery is simple. We believe the companies with the most appealing and most complete menu of IP and content stand to achieve success. And I believe Warner Bros. Discovery has the most attractive content in the business. From Batman, Superman, Wonder Woman, Harry Potter, Game of Thrones, Euphoria, 90 Day Fiance, Hanna-Barbera, Looney Tunes, to the Food Network, HGTV, Discovery, HBO. And great personalities like Martha, Chip and Joanna Gaines, Guy Fieri, the Property Brothers, and Oprah, plus CNN, the premier global news network with real resources and news gathering services all over the world. Sports with Eurosport, the Olympics, NBA, NCAA March Madness, Major League Baseball, and the National Hockey League, making us a global leader in sports, alongside a wealth of local content all over the world. Content that we’ve produced and garnered for the last 20 plus years. Taken together, we will have a broad menu of content to super serve every demo and every family member. Who would ever want to leave?

When we bring all of our global content together, we will have one of the most compelling offerings in the marketplace and that a great value to customers. This was the premise and the vision that John and I shared when we put this deal together nearly a year ago. Initially, we plan to see how all these existing and complementary content pieces fit together. How well our package of content nourishes and enriches consumers, and what the churn does, and growth. From there, we can evaluate areas where we need to spend the fill-in for our offering.

Together, we already spend aggressively across all demos and genres, and we’ll have an even greater ability to do so as a merged company. And now we have the resources, we plan on being careful and judicious. Our goal is to compete with the leading streaming services, not to win the spending war.

With breaking new franchises or reimagining and refreshing existing ones, we will have a truly scaled and diverse content engine, with IP ownership across a highly monetizable collection of IP. Perhaps most importantly, we are not solely dependent on one business model as we reach across multiple platforms and touchpoints, every leg of the stool from linear to direct-to-consumer to content production and monetization.

As one of the leading content arms dealers in the industry, Warner Bros. Television is formidable. And as a company, we will also be uniquely positioned to better serve advertisers and distributors globally. Set another way, we can monetize across any number of different cash registers.

Consider that Warner Bros. Television has over 100 active series being sold to over 20 platforms and outlets. It’s a content maker and content owner, generating significant revenue, free cash flow, and most importantly, optionality. As not a lot of content makers out there, certainly not of the scale and of quality that Warner Bros. Television is in the marketplace today. And particularly, at a time when the demand for quality television production has never been stronger. An important distinction when considering the asset mix of this company, a very real, very balanced and very complete company.

We have a lot of muscle memory from the Scripps merger, which enabled us to thoroughly re-examine how we conduct our business. And we took that opportunity to better align our management, operations and processes during a time of pronounced industry disruption and change. I believe that the same dynamic exists with the opportunity ahead for Warner Bros. Discovery.

... As previously discussed, we’ve thoughtfully and tactically managed our rollout and will continue to do so, while sharpening our focus and gaining perspective for the next leg of our direct-to-consumer journey with WarnerMedia and HBO.

...Depending on how soon we can complete the closing of our merger, this earnings could be our last as a standalone Discovery.

Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc.:

...And based on our current momentum, I remain very confident with our projected net leverage at closing of 4.5x or better and reiterate that our long-term target leverage range for Warner Bros. Discovery remains 2.5x to 3x, which we intend to achieve within 24 months from close and possibly sooner.

...A quick update on where we currently stand in the transaction process. We have already satisfied most of the conditions to close, unconditional clearance from the European commission, the expiration of the HSR waiting period, clearance from all other key international markets, and the favorable private letter ruling from the IRS for AT&T. We also filed our final merger proxy earlier this month and have scheduled our stockholder meeting for March 11. Following the vote and assuming the deal is approved by our shareholders, this puts us on a clear track to close in early Q2. That will be a wonderful achievement that reflects our best-case estimates from a year ago.

I am encouraged by the continuing operating and financial momentum at Discovery during what has undoubtedly been a hectic year. And we could not be more excited to get going on integrating the two companies, as well as delivering the promises we have made to you, including $3 billion plus of cost synergies and driving significant free cash flow to deleverage the company down to our target leverage range within 24 months.

Having recently conducted some high-level meetings across our respective companies, I think it’s fair to say that both the Discovery and Warner teams are eager to begin collaborating in earnest to build one of the most dynamic media entertainment companies in the world.

Question:

....David, and Gunnar, would you just talk about your confidence level in the $14 billion EBITDA and $8 billion free cash flow guidance for 2023. And if that confidence has evolved at all, and why? And then I guess the follow-up to that is, should we look at that level of guidance, $14 billion and $8 billion, as suggesting you don’t see you need to ramp content spending rapidly, which a lot of folks are worried about that that looks like a guidance that would suggest you’re just going to continue along the path that HBO already had planned for their content spending ramp. So, any correlation between that guidance and your intentions regarding content spending would be helpful. Thank you.

Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc.:

Sure. Let me start here. Number one; yes, full confidence in the guidance that we gave when we announced this deal. Again as you know, we’re in an approval process here. So, we have done some more work, but are eager to get into the detailed planning of these synergies after closing. But again, everything we’ve learned so far has, if anything, given me more confidence on our ability to generate these numbers.

When it comes to content investments, we received that question a lot over the past couple of weeks to understandably given what’s been going on in the ecosystem. A couple of things. Number one, we have in our numbers the very significant increase in content spending and we have put zero synergies against that.

Number two is we are currently spending at a peak level or at least the highest level that we have seen in the history of this company. We spent more than $4 billion for content in 2021 at Discovery alone. And obviously also on the WarnerMedia side, they seem to increase the spend.

So, we are definitely spending enough from my perspective. The key question is going to be, how much is going to be enough going forward. We have plenty of room in our business page. And I will also say, as David said in his opening remarks here, this is for us. It’s not about winning this spending for money doesn’t score goals as the European Soccer analogy would be. We will have a greatly a complimentary portfolio of content, focus areas between discovery+ and HBO Max. As a matter of fact, we’re going to be covering all four quadrants like no one else and that could actually drive to content efficiency that we haven’t been able to get as two standalone companies.

At discovery+, we have invested in content in areas that are slightly outside of our lane in order to broaden the appeal and certainly everybody has noticed the efforts of the HBO Max side to get more female, et cetera, with investments that might not be sort of perfectly in the wheelhouse. So, I actually have hope that we might be getting away with a little less content spend, but we’ve certainly have taken a conservative approach and put in a very significant room for increases.

David Zaslav, President and Chief Executive Officer, Discovery, Inc.:

Yeah. So look, I think we start with the premise the idea for this transaction was action, was we have a library as big as Netflix with content that people love in the U.S., local content around the world in the entertainment and non-fiction space and in sport. And that when we bring that together with the with HBO and the — with the best TV library in the world in my view and motion picture library, that the first question is, how well does that do?

We have a very low churn product in the U.S., our churn is getting better in Europe as we’ve made it broader. And when we put these two together, I think it’s the broadest, most compelling offering of content available and it appeals to from people vary from the kids that are very young to with Looney Tunes and Hanna-Barbera and Harry Potter, to the DC content, to the content that, that older people and, and every generation loves. And we see that there’s also a different viewing pattern between what’s going on in HBO Max and with discovery+.

A lot of our content is viewed throughout the day. So the first question is, how do we do when we come together? What happens to term? What happens to growth? As I said, we are a real company. What I mean by that is we’re going to be generating $8 billion or more in free cash flow. So we have plenty of money to spend. That already assumes that we’re going to spend more money on content.

But we’re not going to we’re not going to just spend just to figure to have more content on the platform. The key to these platforms, which is true of free-to-air channels and cable channels is, you spend enough that you could nourish an audience that they want to spend time with you and that they feel that Europe that you’re the place that they want to be and you’re important low churn, high usage, usage by many people in the family.

And we’re going to be very careful about looking at how we do, and there’s a good, we believe there’s a chance that we’re going to do quite well, and we also have very low cost content and that we’re not going to have to increase investment significantly that our bouquet will be differentiated and compelling. But we do have the resources if we see that spending more will get us more growth, and lower churn, and good economics on ARPU. But we’ll be very careful, because where we have a real company that’s generating real value.

Question:

I wonder if you can talk about, just remind us how you think these David, of cost savings and synergies in Warner, compare the difficulty in size of the opportunity versus the Scripps deal? Anything changing there as you’ve got more into it? Thanks.

Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc.:

The short answer is we’re fully aware of the fact that this is much larger and it’s going to be much more complicated and complex than what we dealt with when we brought Scripps and Discovery together. That said, all the work that we get done, again, as I’ve said in my earlier response here if anything you’ve gotten more excited about the opportunity. We’ve had first very high-level meetings with the WarnerMedia side as well, that are going very well. And remember, we have a couple of unique points here at the consolation.

One is, that a lot of the cost saving is actually going to come out of cost avoidance. Right now, we’re running two completely separate direct-to-consumer technology stacks of marketing operations and we’re spending roughly $6 billion for technology and marketing between HBO Max and discovery+. Clearly, once we have successfully migrated those technology stacks into one, there is going to be tremendous opportunity to reduce costs.

And the second point here is that, for both plans, we had anticipated very significant investment increases, which one of those ramps is going to go away as well. That could easily make up for half of the total cost synergy potential here. And then we have the linear portfolios, with which I think on both sides have a lot of experience and I’ve been encouraging people to go back and look at how the efficiency change when we combine Scripps at Discovery.

There’s just a lot of very straightforward opportunity there. And then what I do want to point out as well is all the areas in which we have not assumed any cost synergies again. I already mentioned content, but also the entire studio operation CNN, et cetera et cetera. So again, I think what we’re going to see is that we’re probably going to the scope of potential initiatives once we close the deal. But, I feel very good about our ability to get these numbers.

Jean-Briac Perrette, CEO & President of Discovery International, Discovery, Inc.:

The other point is that we haven’t assumed any revenue synergy. And the ability to come to market with in the U.S., the broad bouquet of content means that we can service, advertisers and distributors much more effectively.

Question:

Forgive me, if I’m premature on this, but there’s been a lot of headlines about CNN+ ramping up. Seems like there’s a lot of business model overlap there with discovery+. Anything you can add about that?

David Zaslav, President and Chief Executive Officer, Discovery, Inc.:

So, we will in the next, in the near term, sit down and get a have a real business plan discussion with the people at CNN and CNN+, we haven’t had that yet, we haven’t seen it. I’ve been watching a lot of CNN, it’s a, this is where you see the difference between a new service that has real, has meaningful resources globally, news gathering resources, the biggest and largest group of global journalists of any media company, maybe with the exception of the BBC.

And here we are waking up this morning with a war. And CNN is going to multiple correspondence and journalists risking their lives in Ukraine, in Poland, in Russia, on the ground and there’s no organization — news organization in the world that looks like CNN, that can do what CNN does. And I think it becomes very clear as you go around the world and you look at other news channels that are where people are sitting behind desks and giving their opinion about what’s going on, there’s a news network that’s on the ground with journalists in bulletproof vests and helmets that are doing what journalists do best, which is fight to tell the truth in dangerous places so that we all can be safe and we can assess what’s going on and what’s dangerous in the world.

So, it’s a proud moment for us to watch what’s going on there. But because of this deal has not closed yet, it’s that CNN is being run by AT&T and we’re in the beginning process of getting the details on what they’re doing.

And it’s worth, Dave, I can just add one thing on the synergies. Philip, the other opportunity that is significant is that the Warner International basic channels business is about 10 times the size of revenue of what Scripps was. And so I think also the opportunity on the channels integration on international will also be much more significant than it was in the Scripps business.

Question:

...I’m so we’re on the cusp of — you’re on the cusp of closing the deal and the hard part is obviously in front of you given the changes you need to implement. Where should we expect to see early results in revenue on costs? And maybe specifically the upfront in May and it seems like you will close before then. The old Time Warner or Warner Bros. traditionally had silos between entertainment, news and sports. Do you expect to go to market with all segments under one salesforce? If yes, what are the pros and cons of doing that?

David Zaslav, President and Chief Executive Officer, Discovery, Inc.:

...We’ve been focusing really on cost and after we close when we get into the business, we’ll have a chance to think about revenue opportunities, but our number one priority has been focusing on cost and analyzing opportunities within synergy that reflect the $3 billion.

...Jessica was asking about little more on cost energy. I think you’ve covered a lot of it but any other thoughts?

Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc.:

No, I mean, I think the one thing I would add Jessica to your point is about the timing. Look, we want to hit the ground running. We have stood up aggression management offices, both on the WarnerMedia side and on the Discovery side. We’ve got a full teams and fly working on setting up the work streams et cetera. But that said, we’re still operating as two independent companies right now. There’s very limited interaction regarding actual savings measures.

So, with that said, what I want you to expect is sort of an initial wave of savings after closing which a lot of it is going to be straightforward early quick wins. And then we’ll get to work on detailing out the longer term structure and setup. And that’s the reason why we had focused our communication on 2023. Because ‘22 was always going to be a little noisy. We’re coming together a third into the year et cetera. So, 2023 is for me sort of the year sort of for the full arm in the synergy capture here.

David Zaslav, President and Chief Executive Officer, Discovery, Inc.:

Our objective is get the deal closed and implement these work streams on cost and then sit down and look at the opportunity to serve advertisers more effectively and efficiently. And we’ll have the upfront. Hopefully will be closed before the up front. It looks like that’ll probably be the case. And then we’ll be able to start to put together an upfront strategy.

Question:

Two questions for me. First, David, you spoke about Warner Bros. TV and historically, that’s been a somewhat unique business in its size but also selling outside of the company. You referenced that being something you sort of expect going forward and in recent times, it feels like companies are trying to pull more content back in and perhaps in situation whether they’ve sold externally, they’ve been disappointed with that decision. So maybe if you could just talk about the balance there, given the size of the business but also the interest in fueling your own platform?

And my second question, maybe for Gunnar, is really under the long-term margin structure for the business. And thinking about the streaming industry more broadly, the guidance that you guys have given sort of implies at high 20% EBITDA margin, which is below the historical cable business, but definitely at the high end of the streaming business. So, I guess the question is really, how do you see that converging over time. But also when you think of a sort of scaled streaming business globally, what is its margin structure look like over the long term? Thanks guys.

David Zaslav, President and Chief Executive Officer, Discovery, Inc.:

Thanks, Michael. I’ve been for many, many years in deep envy. Warner Bros. TV having spent 18 years at NBC, (inaudible) TV and Jack Welch would often remind the heads of entertainment of this, that it was really Warner Bros. TV, that all of those shows were produced by Warner Bros. And the business that is running right now is generating significant revenue. And in some ways, it’s doing two things. It’s probably the best and largest producer of quality content, TV content in the world.

We’re in that business, we have a business called All3 as many of you know, we’re 50/50 with Liberty Global with 35 production companies. That business has gotten Jane Turton runs it a lot better, because there are multiple bidders for quality content. And when you look at Warner Bros. TV, it’s a very, very compelling business and in a market where there aren’t many makers.

And as you said, even the smaller makers are making just saying, let me just make for myself. You know, we — I look at that business and I see tremendous optionality. And something that’s really rare, to have a maker of the scale of Warner Bros. Television with some of the greatest television producers in the world. Rob Reiner, Chuck Lorre, the most prolific working at Warner Bros. Gives us great optionality, we can produce more content for HBO, and HBO Max.

Or we can produce more content to generate more free cash flow and profit by taking advantage as an arms dealer of something that’s very rare, the ability to provide great content to Apple, or to the broadcasters, or to other providers. We’ll get in there and figure it out, but in the end, when I say this is a balanced company, this is a big piece of it, that we have a big production entity that makes a lot of money and we have the ability to ramp that up to make more money in an environment where there’s lots of need or we have an ability to ramp that up and provide more for ourselves which also provide some economic efficiency. And so it’s a great asset. We’re looking forward to learning more about it and leaning into it.

Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc.:

...If you take a step back and look at the pure math and if we look at a long-term horizon here, sort of the ten year projections that we that you’ve saw in our S4. I think it’s reasonable to assume sort of slightly declining margins on the linear side, and then we have all talked about DTC reaching their peak investment point. discovery+ as you know, has peaked in 2021 from a investment loss perspective. HBO Max is guided to peak from that perspective in 2022. So, there will be a very significant margin improvement and those businesses David described the macro tailwind for the TV studio. So that should be a positive as well.

But if you take these underlying trends by business. And then factor in that, there’s probably going to be a mix change with DTC obviously, a growing significantly faster than I think that gives you a feeling for how we got to this margin left bone to those levels that you see in the S4.

We have said, when we launched discovery+ that we were confident to be able to get to a 20% margin at scale. That’s where Netflix is roughly today. And the point that I want you to take away as well as I do think it as I’ve said many times from today’s perspective, I think we can do better than, than that 20% number. And that is because we are very uniquely positioned, we’re making the combined companies can be very uniquely positioned — we’re making the — we can decide flexibly, where the greatest value is.

We’ve got multiple bites if the Apple when it comes to monetizing the investment on our platforms. And again, we’ve talked about that so much, we’re virtually using every available revenue stream in a way we’re sometimes double or triple dipping, monetizing content in our U.S. linear environment TV everywhere, discovery+ on the international side, Basic Pay.

Then in certain markets, we’ve been very successful launch free-to-air on top and almost every dollar that JB spends on content is used both from discovery+ international and a linear platforms. That’s a huge advantage, also the fact that we’re getting subscription, distribution and advertising revenues. So, I think we will always have an advantage with that global footprint when it comes to monetizing the IP investment. And again as also said several times, we’re not going to be in a race here to win the spending war or to win the subscriber numbers. We’re managing our business for the long-term shareholder value and to the nourishing all platforms at the same time.

David Zaslav, President and Chief Executive Officer, Discovery, Inc.:

So, look I’ve always felt one of the great strengths of Discovery is that we were free cash flow machine, and we were laser focused on that metric is being a real metric that represents the quality of a company. And when we look at ‘23 and that $8 billion, that gives us a lot of strength, but we’re not going to just say let’s pour everything into the direct-to-consumer business.

There is a level of investment that makes sense for that business. And that’s how we’re going to attack it, we will be looking to monetize our IP to grow firm, the value of the overall company to build shareholder value, and we have an ability to do that uniquely as a global company in ways that most companies can.

Question:

So, you guys have such a great track record in international markets. I just have an international DTC question. If you ask the buy-side a year ago, how big the opportunity was? They would have said 800 million or billion households. And if you ask the buy-side now, they’d give you a number that’s like a third of that because some of the bigger players are seeing decelerating net ads. And I just I know you guys have sports and news and a wide array of content, but what’s your view of what that number is? And what will it take to sort of deep in penetration outside the U.S.? Thanks.

David Zaslav, President and Chief Executive Officer, Discovery, Inc.:

Thanks, Jason. Look, I think that there’s a certain number of people pay $14 or $15 for television and you can model out country by country and there’s different cultures, and different willingness to pay for content in different markets, at what that aggregates to.

But with the way that we see it is, we’ll have an ad-free product, where we’ll be competing in that space. But then we’ll have an ad light product that we’re going to be very successful with that is much less expensive, and so what is the market for a product much less expensive that has limited commercials, but is very broad, and has a compelling menu of IP and is available on every platform. So that, what is, how does that broaden the market?

And then, if you actually we take, when we take a look inside of discovery+ and we haven’t been able to look inside of HBO Max, and we don’t know exactly what they’re doing with their library, but they, Warner, has the largest TV in motion picture library. They have the half of the MGM motion picture library, we have a huge library. And so, I really see and we as a company see three funnels, our objective is to reach everybody.

The certain percentage of people that will be willing to pay $15 for a premium service with no commercials, they’ll be — we’ll have a lower priced product that will attract a broader view of people with limited commercials, and we’ve seen a lot of success with ARPUs equal or greater to the higher fee.

And then finally as we get more sophisticated, we’ll see that there’s a substantial portion of content that we own, movies, TV, this is true for Discovery right now that it’s not being used that much on the premium service. And so eventually, we should be using all that. Now, we may be using that on channels but ultimately, you could see a subscription-only service and ad-lite service, and then a free digital service. So, that everybody can go to and might be a vanilla labelled, but putting in a lot of the content.

So that there’s a load of people that will never pay for television, but they can go to and view this content and that’ll be advertiser supported. And so in the long range, I think there are a number of players that are very tied to this idea of subscription-only. But as a company, we probably have the most content, the most diverse content, the most content in language around the world.

And our ambition is that let’s work really hard to drive the aggregate product in subscription and ad-lite, and then let’s take a look at who we’re not getting and what content we have that could serve them serve them in advertiser only. Eventually, I think there will be a digital broadcast global broadcast network. It will have very different content than the subscription or ad-lite, but there’ll be people that do not want to pay and they’ll want to watch content and who has more content than Warner Bros. Discovery. And so, figuring out how to do that will be one of the strategic initiatives that we have in place.

Question:

Good morning, and thanks for taking the questions. David, you said in your prepared remarks that your goal is to compete against leading streaming services and not to win the spending war. As you know, a lot of the leading streaming services are ramping their spend levels more and more.

And on your end, I think Gunnar, you’ve even hinted at the fact that there may even be some content spend efficiencies than you’ve previously expected. So, I don’t mean to belabor the point, but it’s just top of mind for so many investors. So, I’d love to get your perspectives on what gives you confidence that the DTC spend levels embedded in your targets remain appropriate in what seems like an increasingly competitive streaming landscape?

And I guess at the core, I’m just trying to better understand how much of an internal priority there is to hit the $14 billion in EBITDA and drive significant free cash flow versus maybe some flexibility for incremental streaming investments to better position the company to become a longer-term leader in the space? Thanks.

David Zaslav, President and Chief Executive Officer, Discovery, Inc.:

Thanks. When you take a look at the premise of this deal, the reason that we have, we have a feeling, but we don’t really know in the end, exactly what we’re going to need to do. And that’s why I think having the free cash flow and the optionality, and the ability to monetize across platforms is important. Having said that, we are, we want to compete against Disney and Netflix, but we’re not, we’re very different company than the two of them. Those are two great companies.

Disney has a group, has a group of people around the world that absolutely love their product, and there’s, they’re doing very well. Netflix has a very broad appeal product, and Ted and Reed are doing a wonderful job building out that brand. They have built the road of getting people comfortable, buying content and consuming it on all devices. We will have a very compelling offering. So, someone could have Netflix and they’ll go there to watch, but we have very identifiable IP, which and much broader, it’ll be much — we’re much broader than Disney and we’re much — we have much more identifiable IP.

And if you look at what Casey is doing with HBO, he has Euphoria right now. He just had Succession, he has the period drama, Gilded Age going right now. Would we do — would HBO be doing a lot better if it had three more really successful scripted series at this moment, it’s not clear that they that they would be.

Why, it’s sort of the example of if you took food network and you said that we do 600 hours on food network and we make and we nourish an audience and they’re happy and they like it and they feel like that’s their place and we make $400 million as an example. If we decided to do another 400 hours of content, then maybe the audience would be a little bit happier, but now we’d make no money.

And so, when you put Euphoria on, and then that audience could then watch 90 Day Fiance? And they could watch Fixer Upper. That there’s a real balance of content here that we can go to. And there’s a lot of nourishment in our library together with a lot of Shock and Awe in the Warner library and the Shock and Awe together with the nourishment and the great personalities, we think is a really compelling menu.

And it’s a great recipe that we think we can lean into, we’re going to spend more on content, but you’re not going to you’re not going to see us come in and go, alright, we’re spending $5 billion more, because the first thing we’re going to see is we have so much rich content, and so much nourishment, as well as, so much content that that’s compatible, or reaches different audiences, that they don’t reach, that the excitement is going to be, when we come together, let’s take this car out for a ride.

Let’s see how this does. Let’s, we’re going to continue to spend but don’t expect us to come out and go, couple of billion dollars more and off we go. No, we’re going to be measured, we’re going to be smart, and we’re going to be careful, but we have we’re going to invest in the screaming platform, but that’s not, that’s not our only game.

Our game is to create a business that generates sustainable growth, that’s global in nature, that generates a lot of free cash flow cash flow. And we’re quite confident in the numbers that we’ve given you. If something changes in the next year and a half that we think there’s a substantial amount of opportunity for long-term growth and long-term economics, we’ll come back to you with it. But we’re quite comfortable.

Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Spinco, and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the registration statement on Form S-4 filed by Discovery with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement/prospectus, the proxy statement/prospectus filed by Discovery with the SEC and first mailed to Discovery stockholders on February 10, 2022, and the registration statement on Form 10 filed by Spinco with the SEC, which includes a preliminary information statement, in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, Discovery filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Discovery that also constitutes a preliminary proxy statement of Discovery. The Form S-4 was declared effective February 10, 2022 and the proxy statement/prospectus was first mailed to Discovery stockholders on February 10, 2022. In addition, Spinco filed a registration statement on Form 10 with the SEC containing a preliminary information statement. The Form 10 has not yet become effective. After the Form 10 is effective, the information statement will be made available to AT&T stockholders. The information in the preliminary information statement is not complete and may be changed. This communication is not a substitute for the registration statements, proxy statement/prospectus, information statement or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND THE INFORMATION STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, AT&T and certain of its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Additional information regarding the interests of these participants can also be found in the Form S-4 filed by Discovery with the SEC, which includes a preliminary proxy statement/prospectus, the proxy statement/prospectus filed by Discovery with the SEC and first mailed to Discovery stockholders on February 10, 2022, and the registration statement on Form 10 filed by Spinco with the SEC, which includes a preliminary information statement. These documents can be obtained free of charge from the sources indicated above.